May 3, 2006
Transocean Inc.
Memorandum in Response to Staff Comments
Schedule TO-I filed April 17, 2006
          This memorandum sets forth the responses of Transocean Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated April 28, 2006 from Michael Pressman, Special Counsel, Office of Mergers and Acquisitions, with respect to the Company’s Schedule TO-I filed on April 17, 2006.
Schedule TO
Comment
Material United States Tax Consequences, page 9
1.	Please eliminate the statements that the discussion is included “for general information only.” In addition, please delete the last two paragraphs of this section. We believe these statements may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.
Company Response
The Company has eliminated the “for general information only” statement on page 9. The Company has revised the second to last paragraph of the section and eliminated the last paragraph of the section in response to the comment.
Additional Information, page 11
Comment
2.	You attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such “forward” incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.
Company Response
The Company has deleted the “forward” incorporation language on page 12 as requested.
Comment

3.	In addition, please delete the last sentence of this section. Investors are entitled to rely on your disclosure.
Company Response
The Company has deleted this sentence on page 12 as requested.
Letter of Transmittal
Comment
7. Irregularities
4.	We note your statements that your determinations will “be final and binding.” Please revise these statements to more precisely define their scope. It appears that your interpretation may not necessarily be final and binding on all parties. For example, parties may contest your interpretation in court. Judgments of courts of competent jurisdiction are generally considered final and binding in such matters.
Company Response
The Company has revised the statements in this section in response to this comment.